Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-32173 on Form S-8 pertaining to the Bank of the Ozarks, Inc. Stock Purchase Plan, Registration Statement No. 333-74577 on Form S-8 pertaining to the Bank of the Ozarks, Inc. 401K Retirement Savings Plan and in Registration Statement No. 333-32175 on Form S-8 pertaining to the Bank of the Ozarks, Inc. Non-employee Director Stock Option Plan of our reports dated February 20, 2009 with respect to the consolidated financial statements of Bank of the Ozarks, Inc. and the effectiveness of internal control over financial reporting, which reports appear in this Annual Report on Form 10-K of Bank of the Ozarks, Inc. for the year ended December 31, 2008.

/s/ Crowe Horwath LLP

Brentwood, Tennessee

March 11, 2009